

Mail Stop 4561

May 12, 2009

By Facsimile (703) 720-8610 and U.S. Mail

Mr. Jonathan Walcott
Holland & Knight LLP
1600 Tysons Boulevard
Suite 700
McLean, Virginia 22102-4867

      Re: Fauquier Bankshares, Inc
             Definitive additional materials
             filed by Mr. David M van Roijen, et al.
             on April 27, May 6 and May 8, 2009
             File No. 000-25805

Dear Mr. Walcott:

      We have reviewed the filings listed above and have the following comments.

1.   No solicitation material may be made containing any statement which is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements not false or misleading. Please refer Rule 14a-9. Please provide us with support for the following statements and in future filings, please provide a proper factual foundation for the statements you make:

- "During the same period, the Board saw fit to increase the CEO's total compensation from $368,707 to $637,330." (Particularly in light of the Commission's amendments to the executive compensation disclosure rules in 2006) (page 2 of April 27, 2009 definitive additional materials and repeated in the May 6, 2009 definitive additional materials)

- **"**From the end of 2005 to the end of 2008, our company's market capitalization <u>declined over 47 %</u>, and earnings per share <u>declined 34%</u>. Yet in this period, the company's Board rewarded itself by <u>raising meeting fees 50%</u> and <u>increasing its annual retainer 60%</u>." (emphasis in original) (page 2 of April 27, 2009 definitive additional materials and repeated in the May 6, 2009 definitive additional materials)

- **"**In 2008 – for the first time in four decades – shareholder equity declined" (page 3 of April 27, 2009 definitive additional materials and repeated in the May 6, 2009 definitive additional materials)

- The Fauquier Bankshares Total Return Performance chart (page 1 of May 8, 2009 definitive additional materials)

- **"**declining shareholder returns**,** declining assets and deposits relative to peers and a huge disconnect between pay and performance" (page 1 of May 8, 2009 definitive additional materials)

- "the majority of current branches lost deposits during 2006-2008" (page 1 of May 8, 2009 definitive additional materials)

- "a 73% increase in CEO compensation and significantly higher directors fees from 2005-2008, while nearly one-half of your company's market value disappeared" **"**declining shareholder returns**,** declining assets and deposits relative to peers and a huge disconnect between pay and performance" (page 2 of May 8, 2009 definitive additional materials)

- "CEO and director compensation have rapidly increased." **"**declining shareholder returns**,** declining assets and deposits relative to peers and a huge disconnect between pay and performance" (page 1 of May 8, 2009 definitive additional materials)

Definitive Additional Materials Filed on May 8, 2009

1.   We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of Fauquier Bankshares' board of directors, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, all without adequate factual foundation. The following problematic statements are representative of those that appear in your soliciting materials:

- Your statement "our company's indefensible financial performance" implies that the Company is providing false information regarding its discussion of its performance;

- Your statement "attempting to hide its poor performance and protect its high pay" implies that the Company did not provide truthful disclosure in their soliciting materials;

- Your statement "the CFO is potentially beholden to management" impugns the character of the CFO; and

- Your statement "Mr. Tiffany and Mr. van Roijen will put the interests of <u>all shareholders</u> first" (emphasis in original) implies that the Fauquier Bankshares directors do not put the interests of shareholders first.

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

*　　*　　*

Please direct any questions to Eric Envall at (202) 5510-3234, or in his absence, Perry Hindin at (202) 551-3444, Special Counsel or to me at (202) 551-3464. You may also contact me via facsimile at (703) 813-6983.

Sincerely,

Kathryn McHale
Staff Attorney